Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2019 and 2018
(Expresse in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2019	2019
ASSETS
Current Assets
Cash and cash equivalents	19	$61,894	$67,441
Short term investments		93,236	47,836
Trade and other receivables		1,738	467
Current portion of lease receivable	8	203
Inventories		10,497	10,836
Due from related parties	12	95	3,022
Income tax receivable		1,146	1,301
Prepaids and deposits		2,789	3,958
		171,598	134,861

Non current Assets
Long term prepaids and deposits		420	769
Long term portion lease receivable	8	429
Reclamation deposits		9,217	7,953
Investment in an associate	3	47,460	38,703
Other investments	4	10,136	9,253
Plant and equipment	5	69,161	68,617
Mineral rights and properties	6	231,162	238,920
TOTAL ASSETS		$539,583	$499,076

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$32,514	$29,856
Current portion of lease obligation	8	615
Bank loan	7		4,475
Deposits received		2,253	3,040
Income tax payable		2,511	502
		37,893	37,873

Non current Liabilities
Long term portion of lease obligation	8	1,783
Deferred income tax liabilities		35,956	34,334
Environmental rehabilitation		12,923	13,688
Total Liabilities		88,555	85,895

Equity
Share capital		242,026	231,269
Share option reserve		15,235	15,898
Reserves		25,409	25,409
Accumulated other comprehensive loss	10	(45,299)	(41,864)
Retained earnings		142,735	116,734
Total equity attributable to the equity holders of the Company		380,106	347,446

Non controlling interests	11	70,922	65,735
Total Equity		451,028	413,181

TOTAL LIABILITIES AND EQUITY		$539,583	$499,076

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2019	2018	2019	2018

Sales	18(b)(c)	$44,508	$42,351	$139,970	$135,567
Cost of sales
Production costs		18,395	16,941	53,685	49,456
Mineral resource taxes		1,322	1,220	3,981	3,861
Depreciation and amortization		5,886	4,887	17,569	15,396
		25,603	23,048	75,235	68,713
Gross profit		18,905	19,303	64,735	66,854

General and administrative	13	5,148	5,339	14,597	14,416
Government fees and other taxes	14	787	625	1,877	2,194
Foreign exchange loss (gain)		1,277	(2,315)	1,334	(2,395)
Loss on disposal of plant and equipment	5	110	254	373	388
Gain on disposal of mineral rights and properties	6			(1,477)
Share of loss (gain) in associate	3	322	(172)	847	212
Dilution gain on investment in associate	3			(723)
Reclassification of other comprehensive income upon ownership dilution of investment in associate	3			(21)
Other (income) expense		(182)	400	308	676
Income from operations		11,443	15,172	47,620	51,363

Finance income	15	1,122	981	2,869	2,602
Finance costs	15	(134)	(166)	(445)	(463)
Income before income taxes		12,431	15,987	50,044	53,502

Income tax expense	16	3,715	5,134	8,366	17,395
Net income		$8,716	$10,853	$41,678	$36,107

Attributable to:
Equity holders of the Company		$6,283	$8,660	$31,111	$27,618
Non controlling interests	11	2,433	2,193	10,567	8,489
		$8,716	$10,853	$41,678	$36,107

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.04	$0.05	$0.18	$0.16
Diluted earnings per share		$0.04	$0.05	$0.18	$0.16
Weighted Average Number of Shares Outstanding Basic		172,691,444	168,871,756	171,179,368	168,083,532
Weighted Average Number of Shares Outstanding Diluted		174,760,433	170,314,907	172,963,914	170,306,321

See accompanying notes to the condensed consolidated interim financial statements
2

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2019	2018	2019	2018

Net income		$8,716	$10,853	$41,678	$36,107
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		10,749	(5,119)	(7,905)	(32,387)
Share of other comprehensive (loss) income in associate	3	(314)	540	(536)	1,157
Reclassification to net income upon ownership dilution of investment in associate				(21)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	1,903	365	2,739	2,042
Other comprehensive income (loss), net of taxes		$12,338	$(4,214)	$(5,723)	$(29,188)
Attributable to:
Equity holders of the Company		$10,767	$(4,579)	$(3,602)	$(24,275)
Non controlling interests	11	1,571	365	(2,121)	(4,913)
		$12,338	$(4,214)	$(5,723)	$(29,188)
Total comprehensive income		$21,054	$6,639	$35,955	$6,919

Attributable to:
Equity holders of the Company		$17,050	$4,081	$27,509	$3,343
Non controlling interests		4,004	2,558	8,446	3,576
		$21,054	$6,639	$35,955	$6,919

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2019	2018	2019	2018
Cash provided by
Operating activities
Net income		$8,716	$10,853	$41,678	$36,107
Add (deduct) items not affecting cash:
Finance costs	15	134	166	445	463
Depreciation, amortization and depletion		6,268	5,207	18,691	16,308
Share of loss (gain) in associate	3	322	(172)	847	212
Dilution gain on investment in associate	3			(723)
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	3			(21)
Income tax expense	16	3,715	5,134	8,366	17,395
Finance income	15	(1,122)	(981)	(2,869)	(2,602)
Loss on disposal of plant and equipment	5	110	254	373	388
Gain on disposal of mineral rights and properties	6			(1,477)
Share based compensation		947	506	1,973	1,418
Reclamation expenditures		(222)	(46)	(296)	(67)
Income taxes paid		(485)	(4,004)	(3,415)	(12,480)
Interest received		1,122	981	2,869	2,602
Interest paid		(30)	(48)	(135)	(96)
Changes in non cash operating working capital	19	5,377	1,917	4,662	2,358
Net cash provided by operating activities		24,852	19,767	70,968	62,006

Investing activities
Mineral rights and properties
Capital expenditures		(7,912)	(7,617)	(21,921)	(19,410)
Proceeds on disposals	6			6,146
Plant and equipment
Additions		(1,909)	(2,682)	(6,238)	(4,325)
Proceeds on disposals	5	5		8	29
Reclamation deposits
Paid		(11)	(222)	(1,560)	(267)
Other investments
Acquisition		(2,133)		(3,859)
Proceeds on disposals		4,875		6,141
Investment in associate	3	(3,820)		(7,030)
Net (purchases) redemptions of short term investments		(11,866)	12,613	(45,484)	(4,606)
Principal received on lease receivable	8	35		71
Net cash (used in) provided by investing activities		(22,736)	2,092	(73,726)	(28,579)

Financing activities
Related parties
Repayments received		2,922		2,922
Bank loan
Proceeds	7				4,527
Repayment	7			(4,369)
Principal payments on lease obligation	8	(81)		(369)
Non controlling interests
Distribution	11		(3,292)	(3,259)	(9,926)
Acquisition	14		(1,121)		(1,121)
Cash dividends distributed	9(c)	(2,162)	(2,113)	(4,287)	(4,208)
Proceeds from issuance of common shares		1,917	623	6,994	1,643
Net cash provided by (used in) financing activities		2,596	(5,903)	(2,368)	(9,085)
Effect of exchange rate changes on cash and cash equivalents		1,090	(1,340)	(421)	(5,403)

Increase (decrease) in cash and cash equivalents		5,802	14,616	(5,547)	18,939

Cash and cash equivalents, beginning of the period		56,092	53,522	67,441	49,199
Cash and cash equivalents, end of the period		$61,894	$68,138	$61,894	$68,138
Supplementary cash flow information	19

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other		Total equity attributable	Non
		Number of		option		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	Total equity
Balance, April 1, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		2,652,484	2,258	(616)	-	-	-	1,642	-	1,642
Share based compensation		-	-	1,418	-	-	-	1,418	-	1,418
Dividends declared		-	-	-	-	-	(4,208)	(4,208)	-	(4,208)
Distribution to non controlling interests		-	-	-	-	-	-	-	(9,926)	(9,926)
Disposition of non controlling interests upon wound up of a subsidiary		-	-	-	-	-	-	-	(1,002)	(1,002)
Comprehensive (loss) income		-	-	-	-	(24,275)	27,618	3,343	3,576	6,919
Balance, December 31, 2018		169,682,040	$230,987	$15,492	$25,409	$(50,150)	$109,693	$331,431	$61,591	$393,022
Options exercised		160,012	282	(72)	-	-	-	210	-	210
Share based compensation		-	-	478	-	-	-	478	-	478
Dividends declared		-	-	-	-	-	-	-	-
Distribution to non controlling interests		-	-	-	-	-	-	-	(3,333)	(3,333)
Acquisition of non controlling interest		-	-	-	-	-	(5,065)	(5,065)	1,794	(3,271)
Comprehensive income		-	-	-	-	8,286	12,106	20,392	5,683	26,075
Balance, March 31, 2019		169,842,052	$231,269	$15,898	$25,409	$(41,864)	$116,734	$347,446	$65,735	$413,181
Adjustment upon adoption of IFRS 16	2(a)	-	-	-	-	167	(823)	(656)	-	(656)
Options exercised		3,247,406	9,630	(2,636)	-	-	-	6,994	-	6,994
Share based compensation		-	-	1,973	-	-	-	1,973	-	1,973
Dividends declared	9(c)	-	-	-	-	-	(4,287)	(4,287)	-	(4,287)
Distribution to non controlling interests	11	-	-	-	-	-	-	-	(3,259)	(3,259)
Disposal of common shares held by associate	3	-	1,127	-	-	-	-	1,127	-	1,127
Comprehensive (loss) income		-	-	-	-	(3,602)	31,111	27,509	8,446	35,955
Balance, December 31, 2019		173,089,458	$242,026	$15,235	$25,409	$(45,299)	$142,735	$380,106	$70,922	$451,028

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines and other current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and nine months ended December 31, 2019, are not necessarily indicative of the results that may be expected for the year ending March 31, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2019. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2019 except for the following:

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and replaced IAS 17 Leases (“IAS 17”) and IFRIC 4 Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single, on balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short term leases or leases of low value assets. Lessor accounting, apart from a specific exception in respect of sublease, remains similar to current accounting practice. The standard was effective for annual periods beginning on or after January 1, 2019.

The Company applied IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

term ends within 12 months of the date of initial application would be accounted for in the same way as short term lease.

Policy applicable from April 1, 2019

Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre determines or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations
At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable
At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

ownership of an underlying asset or the lease is a short term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statement of income on a straight line basis over the period the lease.

The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounting the interest rate implicated in the lease or the Company’s incremental borrowing rate if the lease is a sublease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions
The Company has elected not to recognize the ROU asset and lease obligations for short term leases that have a lease term of 12 months or less or for lease of low value assets. Payments associated with these leases are recognized as general and administrative expense on a straight line basis over the lease term on the consolidated statement of income.

Adjustments upon Adoption
Upon adoption of IFRS 16 on April 1, 2019, the Company recognized lease receivable, ROU asset, and lease obligation of $447, $360, and $1,463, respectively, related to the Company’s office lease agreement and sublease agreements. The Company also recognized cumulative adjustments to retained earnings and accumulated other comprehensive income of $(823) and $167, respectively.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on February 5, 2020.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary, and has the ability to use its power to affect its returns.

For non wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non controlling interests is calculated based on the ownership of the non controlling interest shareholders in the subsidiary. Adjustments to recognize the non controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non controlling interests is adjusted to reflect the change in the non controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	December 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2019	2019	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	0.0%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	99%	99%	GC
(i) British Virgin Islands ("BVI")

SX Gold was disposed in April 2019 and all assets and liabilities were derecognized upon disposal.

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On May 22, 2019, the Company exercised its warrants to acquire 1,500,000 common shares of NUAG for a total cost of $2,349. Pan American Silver Corp. also exercised its warrants to acquire 8,000,000 common shares of NUAG on the same day. As a result of the exercise of these warrants, the Company’s ownership in NUAG was diluted from 29.8% to 28.9% and a dilution gain of $723 was recorded along with the reclassification of gain of $21 from other comprehensive income to net income.

On October 25, 2019, the Company participated in an offering of common shares of NUAG underwritten by BMO Capital Markets and acquired an additional 1,247,606 common shares of NUAG for a cost of $3,820.

For the three and nine months ended December 31, 2019, the Company also acquired additional nil and 502,600 common shares of NUAG, respectively, from the public market (three and nine months ended December 31, 2018 – nil and nil, respectively) for a total cost of $nil and $861, respectively (three and nine months ended December 31, 2018 $nil and $nil, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at December 31, 2019, the Company owned 42,596,506 common shares of NUAG (March 31, 2019 –39,346,300), representing an ownership interest of 28.9% (March 31, 2019 – 29.6%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(847)
Share of other comprehensive loss		(536)
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		1,260
Balance December 31, 2019	42,596,506	$47,460	$193,829

4.	OTHER INVESTMENTS

	December 31, 2019	March 31, 2019
Equity investments designated as FVTOCI
Public companies	$7,982	$9,253
Private companies	2,154
Total	$10,136	$9,253

Investments in publicly traded companies with no significant influence

Investments in publicly traded companies represent equity interests of other publicly trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long term investment purposes and consist of common shares and warrants.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2018	$6,132	$(37,508)
Change in fair value on equity investments designated as FVTOCI	2,380	2,380
Acquisition of equity investments	1,018	-
Impact of foreign currency translation	(277)	-
March 31, 2019	$9,253	$(35,128)
Change in fair value on equity investments designated as FVTOCI	2,739	2,739
Acquisition of equity investments	3,859	-
Proceeds on disposal	(6,141)	-
Impact of foreign currency translation	426	-
December 31, 2019	$10,136	$(32,389)

In October 2019, through its subsidiary Henan Found, the Company invested $2,154 (RMB¥15 million) in an arm’s length private company in China. As at December 31, 2019, the Company’s investment in that private company was $2,154 (March 31, 2019 $nil), representing 15% (March 31, 2019 – nil) of its equity interest. The Company assessed the fair value using a market based approach taking into consideration that the transaction was incurred recently and determined that the carrying value was an approximation of the fair value as at December 31, 2019.

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	1,586	553	2,266	792	2,750	7,947
Disposals	(316)	(126)	(505)	(376)	-	(1,323)
Reclassification of asset groups(1)	189	-	145	-	(334)	-
Impact of foreign currency translation	(6,596)	(447)	(1,867)	(424)	(228)	(9,562)
Balance as at March 31, 2019	$100,028	$7,735	$29,452	$6,722	$5,790	$149,727
Adjustment upon adoption of IFRS 16	360	-	-	-	-	360
Additions	1,731	813	1,071	459	3,647	7,721
Disposals	(6,825)	(329)	(3,201)	(586)	(52)	(10,993)
Reclassification of asset groups(1)	4,705	-	-	-	(4,705)	-
Impact of foreign currency translation	(3,796)	(206)	(1,075)	(244)	(209)	(5,530)
Ending balance as at December 31, 2019	$96,203	$8,013	$26,247	$6,351	$4,471	$141,285

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	128	108	317	338	-	891
Depreciation and amortization	(3,172)	(500)	(1,615)	(347)	-	(5,634)
Impact of foreign currency translation	3,131	295	1,320	337	4	5,087
Balance as at March 31, 2019	$(49,929)	$(5,409)	$(20,701)	$(5,017)	$(54)	$(81,110)
Disposals	6,768	242	3,016	534	52	10,612
Depreciation and amortization	(2,561)	(384)	(1,233)	(293)	-	(4,471)
Impact of foreign currency translation	1,771	132	758	182	2	2,845
Ending balance as at December 31, 2019	$(43,951)	$(5,419)	$(18,160)	$(4,594)	$-	$(72,124)

Carrying amounts
Balance as at March 31, 2019	$50,099	$2,326	$8,751	$1,705	$5,736	$68,617
Ending balance as at December 31, 2019	$52,252	$2,594	$8,087	$1,757	$4,471	$69,161
(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and
for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at December 31, 2019	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,887	$1,909	$12,077	$2,379	$52,252
Office equipment	2,006	28	217	343	2,594
Machinery	6,105	203	1,779	-	8,087
Motor vehicles	1,537	23	197	-	1,757
Construction in progress	1,408	1,862	1,201	-	4,471
Total	$46,943	$4,025	$15,471	$2,722	$69,161

Carrying amounts as at March 31, 2019	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$34,160	$2,158	$12,860	$921	$50,099
Office equipment	1,800	35	214	277	2,326
Machinery	6,294	257	2,071	129	8,751
Motor vehicles	1,521	27	140	17	1,705
Construction in progress	3,825	1,842	69	-	5,736
Total	$47,600	$4,319	$15,354	$1,344	$68,617

Upon adoption of IFRS 16 on April 1, 2019, the Company recognized an ROU asset of $360 under land use rights and building related to a few office lease and sublease agreements. During the three and nine months ended December 31, 2019, an additional ROU asset of $nil and $1,241, respectively, was recognized related to a new office lease and ROU asset of $nil and $85, respectively, was disposed of based on a new sub lease arrangement.

During the three and nine months ended December 31, 2019, certain plant and equipment were disposed for proceeds of $5 and $8, respectively (three and nine months ended December 31, 2018 $nil and $29, respectively) and loss of $110 and $373, respectively (three and nine months ended December 31, 2018 –loss of $254 and $388, respectively).

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	23,238	189	1,014	261	-	24,702
Mine right fee	3,839	-	-	-	-	3,839
Environmental rehabiliation	1,091	35	(12)	8	-	1,122
Foreign currecy translation impact	(17,449)	(973)	(7,085)	(1,384)	(6)	(26,897)
Balance as at March 31, 2019	$288,453	$64,305	$107,161	$20,909	$174	$481,002
Capitalized expenditures	20,988	6	1,039	-	-	22,033
Mine right fee	797	-	-	-	-	797
Disposition	-	-	-	(20,485)	-	(20,485)
Foreign currecy translation impact	(10,403)	(527)	(3,785)	(424)	5	(15,134)
Ending balance as at December 31, 2019	$299,835	$63,784	$104,415	$-	$179	$468,213

Impairment and accumulateddepletion
Balance as at April 1, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Impairment reversal	-	-	-	7,279	-	7,279
Depletion	(13,312)	-	(2,209)	-	-	(15,521)
Foreign currecy translation impact	5,232	501	5,213	1,364	6	12,316
Balance as at March 31, 2019	$(91,179	$(57,083)	(80,491)	$(13,155)	$(174)	$(242,082)
Depletion	(12,652)	-	(1,873)	-	-	(14,525)
Disposition	-	-	-	12,888	-	12,888
Foreign currecy translation impact	3,302	271	2,833	267	(5)	6,668
Ending balance as at December 31, 2019	$(100,529)	$(56,812)	$(79,531)	$-	$(179)	$(237,051)

Carrying amounts
Balance as at March 31, 2019	$197,274	$7,222	$26,670	$7,754	$-	$238,920
Ending balance as at December 31, 2019	$199,306	$6,972	$24,884	$-	$-	$231,162

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

In April 2019, the Company’s subsidiary, Henan Found, entered into a purchase agreement (the “Agreement”) with an arm’s length private Chinese company to dispose the XHP project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.3 million (RMB¥50 million), and forgave the amount of $1.1 million (RMB¥7.5 million) SX Gold owed to Henan Found.

The transaction closed in July 2019 and the Company received partial payment of $6,146 (RMB¥42.5 million). The remaining consideration of $1,049 (RMB¥7.5 million) was included in trade and other receivables as at December 31, 2019. The assets and liabilities disposed of are as follows:

XHP
Total consideration per share transfer agreement (RMB ¥50)	$7,330
Less: amounts owed to Henan Found	(1,112)
Net consideration	$6,218

Prepaids and deposits	124
Inventories	198
Plant and equipment	247
Mineral rights and properties	7,597
Accounts payable and accrued liabilities	(2,211)
Deposits received	(925)
Environmental rehabilitation	(289)
Total assets and liabilities disposed of	$4,741
Gain on disposal of mineral rights and properties	$1,477

A gain of $1,477 was recognized in gain on disposal of mineral rights and properties when the transaction completed.

In November 2019, the Company paid a mine right fee of $797 (RMB¥5.5 million) to the Chinese government for the additional mineral resources of HPG mine (part of the Ying Mining District).

7.	BANK LOAN

		Total
Balance, April 1, 2018	$
Addition		4,527
Interest accrued		152
Interest paid		(144)
Foreign exchange impact		(60)
Balance, March 31, 2019		$4,475
Interest accrued		45
Interest paid		(50)
Principal repayment		(4,369)
Foreign exchange impact		(101)
Balance, December 31, 2019	$

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

On June 14, 2018, Henan Found borrowed a loan of $4,527 (RMB ¥30 million) bearing an interest rate of 4.35% from the Bank of China. The loan was fully repaid in June 2019. For the three and nine months ended December 31, 2019, interests of $nil and $45, respectively (three and nine months ended December 31, 2018 $49 and $104, respectively) were recorded and expensed through finance costs.

8.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Adjustment upon adoption of IFRS 16, April 1, 2019	$447	$1,463
Addition	239	1,244
Interest accrual	20	84
Interest received or paid	(20)	(84)
Principal repayment	(71)	(369)
Foreign exchange impact	17	60
Balance, December 31, 2019	$632	$2,398
Less: current portion	(203)	(615)
Non current portion	$429	$1,783

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation:

	Lease Receivable	Lease Obligation
Within 1 year	$224	$670
Between 2 to 5 years	458	1,884
Over 5 years	-	104
Total undiscounted amount	682	2,658
Less future interest	(50)	(260)
Total discounted amount	$632	$2,398
Less: current portion	(203)	(615)
Non current portion	$429	$1,783

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2019 were fully paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Sharebased compensation

The Company has a share based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and nine months ended December 31, 2019, a total of $947 and $1,973, respectively (three and nine months ended December 31, 2018 $506 and $1,418, respectively) in share based compensation expense was recognized and included in the general and administrative expenses on the condensed consolidated interim statements of income.

(i) Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, March 31, 2018	8,146,799	$2.15
Option granted	1,815,000	3.10
Options exercised	(2,812,496)	0.87
Options forfeited	(164,075)	3.34
Options expired	(504,312)	3.27
Balance, March 31, 2019	6,480,916	$2.86
Options exercised	(3,247,406)	2.86
Options forfeited	(78,750)	3.33
Options expired	(100,000)	1.75
Balance, December 31, 2019	3,054,760	$2.89

The following table summarizes information about stock options outstanding at December 31, 2019:

	Number of options				Weighted
	outstanding at	Weighted average	Weighted average	Number of options	average
Exercise price in	December 31,	remaining contractual	exercise price in	exercisable at	exercise price
CAD$	2019	life (Years)	CAD$	Decemebr 31, 2019	in CAD$
$1.43	501,260	0.42	$1.43	501,260	1.43
$2.60	587,500	1.88	$2.60	250,000	2.60
$3.23	618,750	1.20	$3.23	389,375	3.23
$3.36	501,250	0.76	$3.36	501,250	3.36
$3.40	796,000	1.65	$3.40	271,000	3.40
$3.63	50,000	0.05	$3.63	50,000	3.63
$ 1.43 - 3.63	3,054,760	1.23	$2.89	1,962,885	$2.76

Subsequent to December 31, 2019, a total of 150,000 options with exercise prices ranging from CAD$2.60 to CAD$3.63 were exercised.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii) RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2019	-	$-
Granted	850,500	4.94
Cancelled	(14,500)	4.94
Balance, December 31, 2019	836,000	$4.94

During the nine months ended December 31, 2019, a total of 850,500 RSUs were granted to directors, officers, and employees of the Company at grant date closing price of CAD$4.94 per share subject to a vesting schedule over a two year term with 25% of the RSUs vesting every six months from the date of grant.

(c) Cash dividends declared

During the three and nine months ended December 31, 2019, dividends of $2,162 and $4,287, respectively (three and nine months ended December 31, 2018 $2,113 and $4,028, respectively) were declared and paid.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2019	March 31, 2019
Change in fair value on equity investments designated as FVTOCI	$32,389	$35,128
Share of other comprehensive income in associate	(122)	(679)
Currency translation adjustment	13,032	7,415
Balance, end of the period	$45,299	$41,864

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associate, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	NON CONTROLLING INTERESTS

The continuity of non controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	Total
Balance, April 1, 2018	$62,047	$5,909	$3,532	$(2,545)	$68,943
Share of net income (loss)	11,444	892	(365)	352	12,323
Share of other comprehensive (loss) income	(3,664)	(204)	(150)	954	(3,064)
Distributions	(11,565)	(1,694)	-	-	(13,259)
Acquisition of non controlling interest	-	-	-	1,794	1,794
Disposition	-	-	-	(1,002)	(1,002)
Balance, March 31, 2019	$58,262	$4,903	$3,017	$(447)	$65,735
Share of net income (loss)	10,027	665	(169)	44	10,567
Share of other comprehensive loss	(1,845)	(117)	(99)	(60)	(2,121)
Distributions	(2,603)	(656)	-	-	(3,259)
Balance, December 31, 2019	$63,841	$4,795	$2,749	$(463)	$70,922

As at December 31, 2019, non controlling interests in Henan Found, Henan Huawei, Yunxiang, and Guangdong Found were 22.5%, 20%, 30%, and 1%, respectively (March 31, 2019 – 22.5%, 20%, 30% and 1%, respectively).

12.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	December 31, 2019	March 31, 2019
NUAG (a)	$95	$33
Henan Non ferrous (b)	-	2,989
	$95	$3,022

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2019, the Company recovered $183 and $397, respectively (three and nine months ended December 31, 2018 $52 and $151, respectively), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	In March 2019, Henan Found advanced a loan of $2,989 (RMB¥20.0 million) to Henan Non ferrous. The loan bears an interest rate of 4.35% per annum. In December 2019, the loan, including accumulated interest, of $2,922 (RMB¥20.7 million) was repaid.

The balances with related parties are unsecured.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2019	2018	2019	2018
Office and administrative expenses	$1,404	$1,559	$3,901	$4,650
Amortization and depreciation	382	320	1,122	912
Salaries and benefits	2,242	2,736	6,855	6,928
Share based compensation	947	506	1,973	1,418
Professional fees	173	218	746	508
	$5,148	$5,339	$14,597	$14,416

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2019	2018	2019	2018
Government fees	$91	$44	$197	$149
Other taxes	696	581	1,680	2,045
	$787	$625	$1,877	$2,194

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

15.	FINANCE ITEMS

Finance items consist of:

		Three months ended December 31,		Nine months ended December 31,
Finance income		2019	2018	2019	2018
Interest income		$1,122	$981	$2,869	$2,602

		Three months ended December 31,		Nine months ended December 31,
Finance costs		2019	2018	2019	2018
Interest on bank loan	$		$49	$45	$104
Interest on lease obligation		29	-	84	-
Unwinding of discount of environmental		-	-	-	-
rehabilitation provision		105	117	316	359
		$134	$166	$445	$463

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2019	2018	2019	2018
Current	$2,786	$4,354	$5,498	$15,375
Deferred	929	780	2,868	2,020
	$3,715	$5,134	$8,366	$17,395

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The disposal of the XHP project (also see Note 6) resulted in approximately $29.9 million deductible loss for income tax purpose. The relevant income tax recovery amount for the three and nine months ended December 31, 2019 of approximately $nil and $7.5 million, respectively were recognized under current and deferred income taxexpenses.

17.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2019 and March 31, 2019 that are not otherwise disclosed. The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$61,894	$-	$-	$61,894
Short term investments money market instruments	64,555	-	-	64,555
Investments in publiccompanies	7,982	-	-	7,982
Investments in private company	-	-	2,154	2,154

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short term investments money market instruments	22,850	-	-	22,850
Investments in public companies	9,253	-	-	9,253

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2019 and March 31, 2019, due to the short term nature of these instruments.

There were no transfers into or out of Level 3 during the nine months ended December 31, 2019.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2019				March 31, 2019
		Within a year	2-5 years	Over 5 years	Total	Total
Bank loan	$		$-	$-	$-	$4,475
Accounts payable and accrued liabilities		32,514	-	-	32,514	29,856
Lease obligation		615	1,693	90	2,398	-
		$33,129	$1,693	$90	$34,912	$34,331

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	December 31, 2019	March 31, 2019
Financial assets denominated in U.S. Dollars	$62,382	$45,912

As at December 31, 2019, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.2 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and loan to one of the related parties. As at December 31, 2019, all of its interest bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents, short term investments, and loan to the related party. Due to the short term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade or other receivables which were past due on December 31, 2019 (at March 31, 2019 $nil) for which no provision is recognized. The amount of $1,049 (RMB¥7.5 million) related to the XHP project disposal (also see Note 6) contained in other receivables was outstanding for approximately 90 days as of December 31, 2019.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $1.0 million.

18.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

December 31, 2019
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$85,100	$1,434	$7,674	$-	$4,656	$72,734	$171,598
Plant and equipment	46,943	4,025	15,471	-	903	1,819	69,161
Mineral rights and properties	199,306	6,972	24,884	-	-	-	231,162
Investment in an associate	-	-	-	-	-	47,460	47,460
Other investments	2,154	-	-	-	-	7,982	10,136
Reclamation deposits	5,142	-	4,067	-	-	8	9,217
Long term prepaids and deposits	205	101	114	-	-	-	420
Long term portion of lease receivable	-	-	-	-	-	429	429
Total assets	$338,850	$12,532	$52,210	$-	$5,559	$130,432	$539,583

Current liabilities	$25,528	$1,409	$6,882	$-	$736	$3,338	$37,893
Long term portion of lease obligation	-	-	-	-	-	1,783	1,783
Deferred income tax liabilities	34,954	1,002	-	-	-	-	35,956
Environmental rehabilitation	11,244	985	694	-	-	-	12,923
Total liabilities	$71,726	$3,396	$7,576	$-	$736	$5,121	$88,555

March 31, 2019
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$66,992	$1,540	$11,870	$529	$5,435	$48,495	$134,861
Plant and equipment	47,600	4,319	15,354	255	932	157	68,617
Mineral rights and properties	197,274	7,222	26,670	7,754	-	-	238,920
Investment in an associate	-	-	-	-	-	38,703	38,703
Other investments	-	-	-	-	-	9,253	9,253
Reclamation deposits	5,330	-	2,616	-	-	7	7,953
Long term prepaids and deposits	369	104	170	126	-	-	769
Total assets	$317,565	$13,185	$56,680	$8,664	$6,367	$96,615	$499,076

Current liabilities	$27,000	$1,391	$4,036	$2,548	$1,102	$1,796	$37,873
Deferred income tax liabilities	33,337	997	-	-	-	-	34,334
Environmental rehabilitation	11,623	998	774	293	-	-	13,688
Total liabilities	$71,960	$3,386	$4,810	$2,841	$1,102	$1,796	$85,895

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended December 31, 2019
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$35,681	$-	$8,827	$-	$-	$-	$44,508
Cost of sales	(19,225)	-	(6,378)	-	-	-	(25,603)
Gross profit	16,456	-	2,449	-	-	-	18,905

Operating expenses	(1,972)	(199)	(1,009)	-	(443)	(3,839)	(7,462)
Finance items	445	(35)	29	-	32	517	988
Income tax expenses	(3,582)	(12)	(113)	-	(1)	(7)	(3,715)
Net income (loss)	$11,347	$(246)	$1,356	$-	$(412)	$(3,329)	$8,716

Attributed to:
Equity holders of the Company	8,854	(172)	1,342	-	(412)	(3,329)	6,283
Non controlling interests	2,493	(74)	14	-	-	-	2,433
Net income (loss)	$11,347	$(246)	$1,356	$-	$(412)	$(3,329)	$8,716
(1) Hunan's BYP project was placed on care and maintenance starting August 2014;

Three months ended December 31, 2018
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$35,184	$-	$7,167	$-	$-	$-	$42,351
Cost of sales	(18,598)	-	(4,450)	-	-	-	(23,048)
Gross profit	16,586	-	2,717	-	-	-	19,303

Operating expenses	(2,463)	(427)	(777)	(462)	(410)	408	(4,131)
Finance items	356	(34)	8	(3)	42	446	815
Income tax expenses	(3,725)	(16)	-	-	-	(1,393)	(5,134)
Net income (loss)	$10,754	$(477)	$1,948	$(465)	$(368)	$(539)	$10,853

Attributed to:
Equity holders of the Company	8,412	(334)	1,850	(361)	(368)	(539)	8,660
Non controlling interests	2,342	(143)	98	(104)	-	-	2,193
Net income (loss)	$10,754	$(477)	$1,948	$(465)	$(368)	$(539)	$10,853

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Nine months ended December 31, 2019
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$115,753	$-	$24,217	$-	$-	-	$139,970
Cost of sales	(58,691)	-	(16,544)	-	-	-	(75,235)
Gross profit	57,062	-	7,673	-	-	-	64,735

Operating expenses	(4,906)	(417)	(2,330)	(60)	(1,265)	(8,137)	(17,115)
Finance items, net	1,013	(105)	73	-	94	1,349	2,424
Income tax expenses	(4,483)	(41)	(1,049)	-	(1)	(2,792)	(8,366)
Net income (loss)	$48,686	$(563)	$4,367	$(60)	$(1,172)	(9,580)	$41,678

Attributable to:
Equity holders of the Company	37,994	(394)	4,323	(60)	(1,172)	(9,580)	31,111
Non controlling interests	10,692	(169)	44	-	-	-	10,567
Net income (loss)	$48,686	$(563)	$4,367	$(60)	$(1,172)	(9,580)	$41,678
(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Nine months ended December 31, 2018
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$113,897	$-	$21,670	$-	$-	-	$135,567
Cost of sales	(54,812)	-	(13,901)	-	-	-	(68,713)
Gross profit	59,085	-	7,769	-	-	-	66,854

Operating expenses	(6,935)	(806)	(2,213)	(691)	(1,177)	(3,669)	(15,491)
Finance items, net	813	(94)	45	(8)	112	1,271	2,139
Income tax expenses	(13,292)	(115)	-	-	(1)	(3,987)	(17,395)
Net income (loss)	$39,671	$(1,015)	$5,601	$(699)	$(1,066)	(6,385)	$36,107

Attributable to:
Equity holders of the Company	30,994	(711)	5,328	(542)	(1,066)	(6,385)	27,618
Non controlling interests	8,677	(304)	273	(157)	-	-	8,489
Net income (loss)	$39,671	$(1,015)	$5,601	$(699)	$(1,066)	(6,385)	$36,107

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2019 and 2018 were all earned in China and were comprised of:

	Three months ended December 31, 2019
	Henan Luoning	Guangdong	Total
Silver (Ag)	$21,437	$2,603	$24,040
Gold (Au)	890	-	890
Lead (Pb)	11,112	3,021	14,133
Zinc (Zn)	1,836	3,203	5,039
Other	406	-	406
	$35,681	$8,827	$44,508

	Three months ended December 31, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$19,075	$1,585	$20,660
Gold (Au)	1,167	-	1,167
Lead (Pb)	14,324	2,527	16,851
Zinc (Zn)	297	3,055	3,352
Other	321	-	321
	$35,184	$7,167	$42,351

	Nine months ended December 31, 2019
	Henan Luoning	Guangdong	Total
Silver (Ag)	$68,648	$6,389	$75,037
Gold (Au)	3,286	-	3,286
Lead (Pb)	37,750	7,763	45,513
Zinc (Zn)	4,460	9,776	14,236
Other	1,609	289	1,898
	$115,753	$24,217	$139,970

	Nine months ended December 31, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$59,565	$4,357	$63,922
Gold (Au)	2,883	-	2,883
Lead (Pb)	46,421	6,270	52,691
Zinc (Zn)	4,277	10,848	15,125
Other	751	195	946
	$113,897	$21,670	$135,567

(d) Major customers

For the nine months ended December 31, 2019, four major customers (nine months ended December 31, 2018 – three major customers) each accounted for between 12% and 22%, (nine months ended December 31, 2018 13% to 30%) and collectively 71% (nine months ended December 31, 2018 58%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2019 and for three and nine months ended December 31, 2019 and 2018
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	SUPPLEMENTARY CASH FLOWINFORMATION

	December 31, 2019	March 31, 2019
Cash on hand and at bank	$61,367	$67,215
Bank term deposits and GICs	527	226
Total cash and cash equivalents	$61,894	$67,441

Changes in non cash operating working capital:	Three Months Ended December 31,		Nine Months Ended December 31,
	2019	2018	2019	2018
Trade and other receivables	$233	$(395)	$(205)	$(212)
Inventories	(593)	(336)	44	(2,066)
Prepaids and deposits	2,505	2,298	736	1,199
Accounts payable and accrued liabilities	2,304	3,451	4,003	6,155
Deposits received	975	(3,093)	233	(2,690)
Due from a related party	(47)	(8)	(149)	(28)
	$5,377	$1,917	$4,662	$2,358